SEC Mail Processing Section

JUN 25 2012

Washington DC 400

SEC  ISSION

12061846

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-24995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/01/2011 (MM/DD/YY) AND ENDING 4/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spencer Winston Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 West 47th Street
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Echman 212-840-2444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Neil D. Rischall, CPA
(Name – *if individual, state last, first, middle name*)

2294 Nostrand Ave	Brooklyn	NY	11210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Oscar Echman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Winston Securities, as of April 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title



Notary Public

KATRINA MAXINE HORROCKS
Notary Public, State of New York
No 01HO6218141
Qualified in Queens County
Term Expires March 1, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCER WINSTON SECURITIES CORP.
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
APRIL 30, 2012

NEIL D. RISCHALL CPA
Certified Public Accountant
2294 Nostrand Ave Ste 1003
Brooklyn, New York 11210
Phone (718) 484-7954 Fax (718) 732-4504
Email: CPA@post.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
SPENCER WINSTON SECURITIES CORP.
New York, New York

I have audited the accompanying statement of financial condition of SPENCER WINSTON SECURITIES CORP., a New York corporation as of April 30, 2012 and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used an significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPENCER WINSTON SECURITIES CORP., as of April 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming and opinion on the basic financial statements taken as a whole. The information contained in the reconciliation schedule, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in a all material respects in relation to the basic financial statements taken as a whole.

NEIL D. RISCHALL
Certified Public Accountant



Brooklyn, NY
June 13, 2012

SPENCER – WINSTON SECURITIES CORP.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED APRIL 30, 2012

Revenues:	
Commission Income	$2,188,236
Interest and Dividend Income	197,567
Other Income	7,211
Trading Loss	(105,792)
Total Revenues	2,287,222
Expenses:	
Communication and Data Service	64,845
Cost of Services	451,980
Depreciation and Amortization	3,304
Employee Benefits	63,437
Interest Expense	3,708
Occupancy Costs	123,540
Salaries Expense	1,623,425
Other Expenses	89,487
Total Expenses	2,423,726
Net Loss Before Provision For Income Taxes	(136,504)
Current Income Tax Expense	503
Deferred Income Tax Benefit	(22,567)
Total Provision For Income Taxes	(22,064)
NET LOSS	$(114,440)

See independent auditor's report and accompanying notes to financial statements.

SPENCER – WINSTON SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED APRIL 30, 2012

	COMMON SHARES	STOCK AMOUNT	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Beginning Balance					
May 1, 2011	40	$400	$57,616	$1,008,021	$1,066,037
Net Loss				(114,440)	(114,440)
Ending Balance					
April 30, 2012	40	$400	$57,616	$893,581	$951,597

See independent auditor's report and accompanying notes to financial statements.

SPENCER – WINSTON SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2012

Cash Flows from Operating Activities:	
Net Loss	$(114,440)
Adjustments to Reconcile Net Income to Net Cash	
Provided By Operating Activities:	
Depreciation and Amortization	3,304
Changes in Operating Assets and Liabilities:	
Receivables from Brokers	115,575
Securities Owned at Market Value	26,753
Loan Receivable	17,557
Deferred Tax Asset	(22,566)
Other Assets	20,784
Accounts Payable and Accrued Expenses	(90,061)
Due to Broker	206,615
Total Adjustments	277,961
Net Cash Provided By Operating Activities	163,521
Cash Flows from Investing Activities:	
Purchase of Office Equipment	(1,987)
Net Cash Flows Used in Investing Activities	(1,987)
Net Increase in Cash	161,534
Cash – Beginning	597,778
Cash – Ending	$759,312
Supplemental Disclosures of Cash Flows Information	
Cash Paid During the Year for:	
Interest	$3,708

See independent auditor's report and accompanying notes to financial statements.

SPENCER – WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2012

NOTE 1 - ORGANIZATION AND BUSINESS

Spencer – Winston Securities Corp. (the "Company") was incorporated in May 1980 and commenced operations in September 1980. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by its clearing broker, Penson Financial Services Inc., on a fully disclosed basis.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The books and records of the Company are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements with GAAP requires management to use judgment in the application of accounting policies including making estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to, intangible assets and liabilities, depreciable lives, revenue recognition and the recoverability of trade accounts receivable. Application of these assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

Cash

Cash consists of a demand deposit account held at a major financial institutions and may at times exceed the insurable amount. Management believes it mitigates its risk by investing in a major financial institution and in a fund that is currently U.S. federal government insured. Recoverability of investments is dependent upon the performance of the issuer.

Cash Equivalents

For purposes of the statement of cash flows the Company considers all short term securities purchased with a maturity of three months or less to be cash equivalents.

SPENCER – WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2012

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk for the Company is recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Depreciation and Amortization

Depreciation is computed for financial reporting purposes using the straight-line method or modified accelerated cost recovery method over the following useful lives:

Furniture and Fixtures	5-7 years
Computer Equipment	5 years

Tax Uncertainties

The Company's policy is to record interest expense and penalties in operating expenses. For year ended April 30, 2012 there was no interest and penalties expense recorded and no accrued interest and penalties.

The Company's federal and state tax returns are open for examination for the years 2010, 2009 and 2008.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and Fixtures	$ 13,754
Computer Equipment	54,500
	68,254
Less: Accumulated Depreciation	62,649
Total	$5,605

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission net capital rule (Rule 15c3-1) which requires that aggregate indebtedness, as defined, shall not be permitted to exceed 15 times net capital, as defined. As of April 30, 2012 the Company's net capital was approximately $817,535 which was in excess of the amount required, and had a ratio of aggregate indebtedness to the net capital of approximately 31 to 1.

See independent auditor's report.

SPENCER – WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2012

NOTE 5 - INCOME TAXES

Income taxes are calculated based on the tax effects of transactions reported in the financial statements. The primary differences relate to unrealized investment and losses which are not recorded for tax purposes.

Current year income tax expense consists of the following:

Federal	$ -0-
New York State	1,820
New Jersey	(489)
New York City	(828)
	$ 503

NOTE 6 - PENSION AND PROFIT SHARING PLANS

The Company has adopted qualified non – contributory pension and profit sharing plans, covering substantially all employees who meet the Plans' eligibility requirements. The pension plan requires that the Company contribute an amount based on a percentage of compensation, as defined in the plan agreement, for all covered employees, annually. The profit sharing plan provides for the Company to contribute an amount out of its current profits, as defined in the plan agreement, or from prior years' earnings, as determined by the Board of Directors.

The contributions for the profit sharing plan may not exceed 15% of annual compensation of all participants in the plan, and for the pension plan 10% of annual compensation, subject to Internal Revenue Service salary limitations.

The Company's contribution to the plan is made to separate trust funds, administered by the trustee of the plan, with amounts allocated to the accounts of each participant. The Company has elected not to make a contribution to the profit sharing plan for the current fiscal year.

NOTE 7 - COMMITMENTS

The Company conducts its operations in leased premises at two locations in New York City and one location in North Miami Beach, Florida, expiring at various dates to June 30, 2015. Leases contain real estate tax and cost of living (CPI) escalation clauses.

Rental expense for the year ended April 30, 2012 was $123,540.

SPENCER – WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2012

NOTE 7 – COMMITMENTS (continued)

The aggregate minimum rent annual rent for the premises for the fiscal years ending April 30, are as follows:

2013	$40,236
2014	41,845
2015	7,019
Total	$89,100

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statement through June 13, 2012, the date which the financial statements were issued.

SPENCER – WINSTON SECURITIES CORP.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
APRIL 30, 2012

ACCOUNT	PER UNAUDITED	PER AUDITED	DIFFERENCE	EXPLANATION
Cash	$759,312	$759,312	-	
Due from Broker	122,389	122,389	-	
Securities	462,760	462,760	-	
Fixed Assets	5,861	5,605	(256)	Additional Depreciation
Other Assets	40,982	59,233	18,251	Deferred Tax Assets
Total Assets	1,391,304	1,409,299	17,995	
Due to Broker	206,615	206,615	-	
Accrued Expenses	251,087	251,087	-	
Total Liabilities	457,702	457,702	-	
Common Stock	400	400	-	
Paid in Capital	57,616	57,616	-	
Retained Earnings	875,586	893,581	17,995	
Ownership Equity	933,602	951,597	17,995	
Non Allowable Assets	48,890	64,835	15,945	Additional Assets
Haircuts	69,227	69,227	-	
NET CAPITAL	$815,485	$817,535	$2,050	

See independent auditor's report.

NEIL D. RISCHALL CPA
Certified Public Accountant
2294 Nostrand Ave Ste 1003
Brooklyn, New York 11210
Phone (718) 484-7954 Fax (718) 732-4504
Email: CPA@post.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Spencer – Winston Securities Corp.
New York, NY

In planning and performing my audit of the financial statements of SPENCER – WINSTON SECURITIES CORP. (the "Company"), for the year ended April 30, 2012, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling his responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at April 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

NEIL D. RISCHALL
Certified Public Accountant



Brooklyn, New York
June 13, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]
4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER: Spencer Winston Securities Corp. [13]

SEC FILE NO.: 8-24995 [14]

FIRM I.D. NO.: 8300 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

45 west 47th Street [20]
(No. and Street)

New York [21] NY [22] 10036 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 5/01/2011 [24]

AND ENDING (MM/DD/YY): 4/30/2012 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Oscar Echman [30]

(Area Code) — Telephone No.: 212-840-2444 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 14th day of June 20 12

Manual signatures of:



1) Principal Executive Officer or Managing Partner

2) Principal Financial Officer or Partner

3) Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Rischall, Neil D. [70]

ADDRESS

2294 Nostrand Ave Ste 10B [71]	Brooklyn [72]	NY [73]	11210 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
50	51	52	53

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER | N3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 4/30/2012 [99]
SEC FILE NO. 8-24995 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 759,312	200			$ 759,312	750
2. Receivables from brokers or dealers:						
A. Clearance account	122,389	295				
B. Other		300	$	550	122,389	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options	461,513	420				
D. Other securities		424				
E. Spot commodities		430			461,513	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440	1,247	610	1,247	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	5,605	680	5,605	920
11. Other assets		535	59,233	735	59,233	930
12. TOTAL ASSETS	$ 1,343,214	540	$ 66,085	740	$ 1,409,299	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Spencer Winston Securities Corp as of 4/30/2012

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115	206,615	1305	206,615	1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	251,087	1205		1385	251,087	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ ___ 970						
2. includes equity subordination (15c3-1(d)) of . . . $ ___ 980						
B. Securities borrowings, at market value from outsiders $ ___ 990				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ ___ 1000						
2. includes equity subordination (15c3-1(d)) of . . . $ ___ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 251,087	1230	$ 206,615	1450	$ 457,702	1760

Ownership Equity

21. Sole Proprietorship	$	1770
22. Partnership (limited partners) ($ ___ 1020)		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	400	1792
C. Additional paid-in capital	57,616	1793
D. Retained earnings	893,581	1794
E. Total	951,597	1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 951,597	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 1,409,299	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Spencer Winston Securities Corp — as of 4/30/2012

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 951,597	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital			951,597	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 951,597	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 64,835	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(64,835)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $ 886,762	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	69,227	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(69,227)	3740
10.	Net Capital			$ 817,535	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Spencer Winston Securities Corp as of 4/30/2012

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6\frac{2}{3}$% of line 19)	$ 16,739	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14. Excess net capital (line 10 less 13)	$ 717,535	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$ 792,426	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 251,087	3790
17. Add:				
A. Drafts for immediate credit 21	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ 251,087	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 30.71	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% -0-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Securities Winston Securities Corp

For the period (MMDDYY) from 24 5/1/2011 [3932] to 4/30/2012 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 2,188,236	3935
b. Commissions on listed option transactions	25	3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	(105,792)	3952
4. Profit (loss) from underwriting and selling groups	26	3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	204,778	3995
9. Total revenue	$ 2,287,222	4030

EXPENSES

Item	Sub-amount	Sub-code	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			240,000	4120
11. Other employee compensation and benefits			354,457	4115
12. Commissions paid to other broker-dealers			385,630	4140
13. Interest expense			3,708	4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			6,215	4195
15. Other expenses			1,411,652	4100
16. Total expenses			$ 2,401,662	4200

NET INCOME

Item	Sub-amount	Sub-code	Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (114,440)	4210
18. Provision for Federal income taxes (for parent only)			28 -0-	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4338		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (114,440)	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 4,069	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Spencer Winston Securities Corp

For the period (MMDDYY) from 5/1/2011 to 4/30/2012

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$1,066,037	4240
A. Net income (loss)			(114,440)	4250
B. Additions (Includes non-conforming capital of 29 $		4262)		4260
C. Deductions (Includes non-conforming capital of $		4272)		4270
2. Balance, end of period (From item 1800)			$ 951,597	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period 30	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Spencer Winston Securities Corp as of 4/30/2012

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 4550
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained 4560
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 ______ 4335 4570
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

NEIL D. RISCHALL CPA
Certified Public Accountant
2294 Nostrand Ave Ste 1003
Brooklyn, New York 11210
Phone (718) 484-7954 Fax (718) 732-4504
Email: CPA@post.com

SPENCER WINSTON SECURITIES CORP.
45 WEST 47TH STREET
NEW YORK, NY 10036

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from May 1, 2011 to April 30, 2012, which were agreed to by Spencer Winston Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, In., SIPC solely to assist you and the other specified parties in evaluating Spencer Winston Securities Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation. Spencer Winston Securities Corp.'s management is for the Spencer Winston Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedure we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended April 30, 2012, with the amounts reported in Form SIPC-7T for the period from May 1, 2011 to April 30, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

NEIL RISCHALL
Certified Public Accountant

June 13, 2012

